UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departures of a Director and Officer

In July 2014, Louis L. Roquet advised Birks Group Inc. (the “Company”) that he would not stand for re-election to the Company’s board of directors subsequent to his appointment as Chairman of Investissement Québec. On July 28, 2014, Mr. Roquet formally resigned as a director.

On July 29, 2014, Michael Rabinovitch, the Company’s Executive Vice President and Chief Financial Officer, submitted a notice of resignation for good reason. The notice was provided as a result of the Company’s recently announced corporate restructuring plan to centralize its head office operations in Montreal. Mr. Rabinovitch does not wish to relocate to Montreal and will remain with the Company until October 27, 2014 to ensure a proper transition until his departure date. Mr. Rabinovitch has been part of the Company’s senior management team for 9 years and has successfully led the finance function and many initiatives that have contributed to the Company’s development. The Company has retained an executive search firm to find his replacement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: August 1, 2014		Vice President, Legal Affairs and Corporate Secretary

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